

December 8, 2021

SSR MINING ANNOUNCES POSITIVE EXPLORATION RESULTS AT MARIGOLD

Oxide Intercepts Include 2.97 g/t Au Over 71.6 Meters and 10.47 g/t Over 16.8 Meters

DENVER – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining" or the "Company") is pleased to announce results from 288 drillholes (275 reverse circulation and 13 core drillholes) completed at the Marigold mine in Nevada, USA. The Company's strategy to advance brownfields targets proximal to existing infrastructure has yielded exceptional results in Nevada, as evidenced by the extensive track record of mineral inventory growth throughout Marigold's 32 years of consecutive production. The Marigold mine currently has a mine life in excess of 10 years, and these results support the extension and enhancement of future life of mine plans.

Resource development drilling at Marigold is focused in the New Millennium area around the Basalt-Antler pit that historically produced approximately 1 million ounces at a grade of 0.75 g/t. The New Millennium concept, unlocked by recent land acquisitions, targets low-cost resource and reserve additions proximal to the Marigold plan of operations with the potential to complement the existing life of mine plan. New oxide intercepts in New Millennium include:

- MRA7324: **10.47 g/t Au over 16.8 meters, including 18.72 g/t Au over 9.1 meters**
- MRA7249: **7.88 g/t Au over 10.7 meters**
- MRA7286: **1.51 g/t Au over 22.9 meters, including 2.17 g/t Au over 13.7 meters**
- MRA7285: **0.96 g/t Au over 29.0 meters, including 1.45 g/t Au over 9.1 meters**
- DDH7408: **1.49 g/t Au over 29.0 meters, including 2.78 g/t Au over 10.7 meters**

In addition to drilling at New Millennium, SSR Mining continues to explore for supplemental oxide ore sources across the broader Marigold land package. At the Trenton Canyon project located ~4 km south of New Millennium (Figure 1), drilling has delivered exciting high-grade intercepts of predominantly oxide mineralization. Exploration at Trenton Canyon aims to define oxide material that leverages existing infrastructure at Marigold to provide an avenue for production growth in the future. Oxide intercepts from Trenton Canyon include:

- MRA7266: **2.97 g/t Au over 71.6 meters**
- MRA7264: **6.53 g/t Au over 12.2 meters including 12.49 g/t Au over 6.1 meters**
- MRA7316: **7.49 g/t Au over 10.7 meters**

Rod Antal, President and CEO said, "These exploration results highlight the potential to add incremental oxide mineralization to Marigold's already robust reserve life. By focusing on adding ounces proximal to existing infrastructure at New Millennium, we are demonstrating opportunities to build on Marigold's near and medium-term future, while also continuing to systematically explore the larger property for longer-term targets. We are working to expand and accelerate our exploration efforts at Marigold as a precursor to completing an updated Marigold District Master Plan technical report later in 2022."



Figure 1: Plan map showing target areas within the ~20,000-hectare Marigold land package

Marigold, Nevada

SSR Mining's mineral holdings include a 100% owned ~20,000-hectare parcel containing the currently producing Marigold mine as well as the past producing Valmy, Trenton Canyon, North Peak, and Buffalo Valley mines.

Near mine exploration during the Exploration Period (May 1st, 2020 to September 30th, 2021) focused on Mineral Resource additions at New Millennium, enabled by land acquisitions completed in 2016, 2018 and 2019. New Millennium represents a low cost, high probability development opportunity in the Nevada portfolio and drilling at the target will continue with the ultimate goal to extend operations at Marigold beyond its current mine life to 2032. The New Millennium target area is comprised of six distinct zones which include East Basalt, Battle Cry, Antler, Section 6, Lil' Gun and North Antler (Figure 2).

Exploration drilling on the recently acquired Section 6 parcel has returned intercepts analogous to the typical Marigold-style mineralization, including 22.9 meters at 1.51 g/t of Au from 248.4 meters in MRA7286, demonstrating bulk-tonnage potential at the far southern reaches of the Marigold system. As our definition drilling programs continue, there is potential for the discrete zones of mineralization to coalesce. Figure 3 provides select results from the drilling completed at Section 6 and other New Millennium zones. The Company is also undertaking a re-assay program of historical drill samples in the New Millennium area with potential to build on the success of the re-assay program at Marigold's Mackay deposit during 2015-2016 which yielded a 23% increase in estimated tonnage and a 13% increase in gold ounces within the Mackay pits. The goal of this program is to capture low-grade gold assay values not recorded in the historical dataset and integrate the results with the updated resource model. The first phase of this program, which included the re-analysis of drill samples from two drill sections, yielded positive results (Figure 4) and will now be expanded to encompass the entire project area.

During the exploration period, a lesser amount of drilling was completed in the Valmy and Cross Fire resource area. In June of 2021, SSR Mining submitted a proposed amendment to the Marigold Plan of Operations to include the Valmy and Cross Fire resource areas. The Bureau of Land Management is currently reviewing the proposal and we expect a decision in Q4 2021, informing next steps with respect to National Environmental Policy Act requirements.



N
Cross Fire
Valmy
Resource
Outline
Lil' Gun
N Antler
A
East Basalt
DDH7408
Antler
B
B'
Battle Cry
MRA7286
Section 6

Figure 2. New Millennium project area at Marigold showing EOY2020 Mineral Resource outline



N
S
A
A'
Current topography
Resource shell
Gold grade shell >0.3g/t
MRA7426
10.7m at 0.60 g/t Au from 164.6m (ox.)
18.3m at 0.74 g/t Au from 199.6m (ox.)
9.1m at 0.80 g/t Au from 221.0m (ox.)
MRA7286
9.1m at 2.11 g/t Au from 208.8m (ox.)
9.1m at 0.84 g/t Au from 234.7m (ox.)
22.9m at 1.51 g/t Au from 248.4m (ox.)
7.6m at 4.38 g/t Au from 306.3m (ox.)
DDH7408
8.6m at 0.73 g/t Au from 132.3m (ox.)
29.0m at 1.49 g/t Au from 168.2m (ox.)
Legend
<0.30 g/t Au
>0.30 g/t Au
>1.0 g/t Au
>3.5 g/t Au
0
100m

Figure 3. Oblique longitudinal section demonstrating potential impact of drilling reported during the Exploration Period on EOY2021 Mineral Resources


W
E
B
B'
Re-assayed samples converts waste to ore
Legend
<0.30 g/t Au
>0.30 g/t Au
>1.0 g/t Au
>3.5 g/t Au
Ore as at EOY2020
Additional Ore tonnage and ounces
0
100m
Each drill trace includes re-assayed gold values on the left and original gold values on the right

Figure 4. Cross section through Antler-Section 6 portion of New Millennium demonstrating positive impact of re-assay on selected drill section

SSR Mining is also continuing exploration on the 100% owned 8,900-hectare land package to the south of Marigold which includes the past producing Buffalo Valley, North Peak, and Trenton Canyon mines. Given the varied nature of the known deposits and the discovery potential of precious metal (distal Au-Ag) and polymetallic (skarn, porphyry) deposits in the district, the Marigold team employs a comprehensive approach to its exploration programs. This included the completion of a 14.5 km^2 multi-element soil geochemistry survey, the recent acquisition of a proprietary airborne hyperspectral dataset, and completion of a 16.9 km seismic reflection survey. Integration of these data increase the predictive capabilities of our teams and helps to generate higher probability exploration targets. Exploration activities remain focused on the discovery of supplemental oxide material capable of bolstering Marigold's intermediate to long-term production profile, leveraging spatial proximity to New Millennium and potential infrastructure synergies.

Trenton Canyon

SSR Mining's exploration objective at Trenton Canyon is to delineate Mineral Resources and Reserves in oxide material capable of potentially supporting stand-alone heap leaching facilities. Confirmation drilling within the Relay Ridge deposit in hole MRA7266 returned 2.97 g/t Au over 71.6 meters (oxide) and illustrated the localized higher-grade nature of the mineralization. Similar to New Millennium, the oxide inventory at Trenton Canyon currently consists of isolated mineral centers. Definition drilling to delineate the extents of these mineral centers and potential continuity is ongoing.

<u>Buffalo Valley</u>

SSR Mining's objective at Buffalo Valley is to convert the historically delineated mineral inventory into Mineral Resource and Reserve category with the goal of enabling a potential satellite operation to supplement Marigold's intermediate to long-term production profile. The historical Indicated Mineral Resources for Buffalo Valley host approximately 418,000 ounces of gold (20 million tonnes at an average grade of 0.65 g/t) as of December 31, 2018[1]. Geotechnical and metallurgical drilling proximal to the Buffalo Valley pit is scheduled for Q4 2021.

Table 1. Significant oxide gold intercepts at Marigold and Trenton Canyon.

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)	Oxidation State	Area
MRA7249	65.5	76.2	10.7	7.88	Oxide	East Basalt
	79.2	82.3	3.0	0.69	Oxide	
MRA7264	94.5	106.7	12.2	6.53	Oxide	Trenton Canyon
including	94.5	100.6	6.1	12.49	Oxide	
MRA7266	24.4	27.4	3.0	0.44	Oxide	Trenton Canyon
	32.0	44.2	12.2	1.22	Oxide	
	56.4	128.0	71.6	2.97	Oxide	
including	56.4	111.3	54.9	3.45	Oxide	
including	115.8	125.0	9.1	1.95	Oxide	
MRA7285	115.8	121.9	6.1	3.44	Oxide	Section 6
including	115.8	118.9	3.0	6.22	Oxide	
	204.2	211.8	7.6	2.64	Oxide	
including	205.7	210.3	4.6	4.03	Oxide	
	237.7	266.7	29.0	0.96	Oxide	
including	242.3	245.4	3.0	1.65	Oxide	
including	248.4	257.6	9.1	1.45	Oxide	
	271.3	278.9	7.6	0.51	Oxide	
MRA7286	208.8	217.9	9.1	2.11	Oxide	Section 6
including	208.8	214.9	6.1	2.79	Oxide	
	234.7	243.8	9.1	0.84	Oxide	
including	236.2	240.8	4.6	1.14	Oxide	
	248.4	271.3	22.9	1.51	Oxide	
including	256.0	269.8	13.7	2.17	Oxide	
	306.3	313.9	7.6	4.38	Oxide	
	342.9	346.0	3.0	0.49	Oxide	
MRA7289	169.2	172.2	3.0	0.33	Oxide	Section 6
	176.8	185.9	9.1	0.83	Oxide	
including	178.3	181.4	3.0	1.45	Oxide	
	219.5	245.4	25.9	1.03	Oxide	
including	219.5	228.6	9.1	1.59	Oxide	

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)	Oxidation State	Area
	253.0	263.7	10.7	0.62	Oxide	
	266.7	269.8	3.0	0.49	Oxide	
	356.6	362.7	6.1	0.92	Oxide	
including	356.6	361.2	4.6	1.00	Oxide	
MRA7324	227.1	243.8	16.8	10.47	Oxide	East Basalt
including	227.1	236.2	9.1	18.72	Oxide	
DDH7408	132.3	140.8	8.6	0.73	Oxide	
	168.2	197.2	29.0	1.49	Oxide	
including	168.2	178.8	10.7	2.78	Oxide	
including	182.7	186.5	3.8	1.05	Oxide	Section 6
	226.2	235.3	9.1	0.85	Oxide	
including	226.2	229.2	3.0	1.74	Oxide	
	238.4	242.9	4.6	0.48	Oxide	

Drill intercepts reported above a gold grade of 0.3 g/t and with a minimum length 3.0 meters with a maximum contiguous internal dilution of 2.5 meters. All lengths reported above are downhole length and true thickness are not known at this stage.

Sulfide Exploration

While the Company continues targeting additional oxide inventory across the greater Marigold property, we are simultaneously exploring for structurally controlled sulfide mineralization potentially amenable to alternative mining & processing methods than those currently utilized at Marigold. Building on results announced May 14, 2020, exploration efforts have focused on the Tempest zone, a series of high-grade structures proximal to the past-producing South and West pits at Trenton Canyon (Figure 5). Results from drillhole MRA7405 include 9.1 meters at 18.69 g/t Au (sulfide) from 182.9 meters (Figure 6). At Buffalo Valley, exploration drilling is focused on understanding the geometry and orientation of mineralized structures identified by historical drilling outside of the mine area in addition to drill testing of new targets. Historical drilling previously returned exceptional results, including an anomalously high-grade intercept of 4.6 meters from 283.5 meters at 127.89 g/t Au in hole F95-1, 1.5 km northwest of the Buffalo Valley pit, demonstrating the excellent exploration potential throughout the land position.

The ongoing surface mapping along with results of our geochemical survey are informing interpretation of historical and recent SSR Mining drill results. We are applying this understanding to a robust collection of high-quality and underexplored targets throughout the extensive Trenton Canyon and Buffalo Valley projects.


N
MRA7266
C
MRA7405
DNT-0545
West Pit
DNT-0543
DNT-0544
C'
South Pit
Legend
May 2020-Sept 2021 Collar
Pre-May 2020 Collar
0 500m

Figure 5. Plan view of Trenton Canyon project area highlighting drilling focus on Tempest zone proximal to previously mined pits. Drillholes with prefix DNT are historical drillholes drilled by Newmont Corporation ("Newmont").


N
S
C'
Current topography
C
Gold grade shell >0.3g/t
DNT-0545
10.7m at 12.80 g/t Au from 199.6m
DNT-0543
12.2m at 4.66 g/t Au from 149.4m
DNT-0544
12.2m at 5.64 g/t Au from 106.7m
MRA7405
6.1m at 5.66 g/t Au from 157.0m (su.)
15.2m at 11.49 g/t Au from 182.9m (su)
32.0m at 1.33 g/t Au from 294.1m (su.)
Legend
<0.30 g/t Au
>0.30 g/t Au
>1.0 g/t Au
>3.5 g/t Au
0 100m

Figure 6. Oblique longitudinal section demonstrating potential impact of drilling reported during the Exploration Period on currently unclassified mineral inventory at Trenton Canyon proximal to the West pit. Drillholes with prefix DNT are historical drillholes drilled by Newmont.

Table 2. Significant sulfide gold intercepts at Trenton Canyon from the Exploration Period.

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)	Oxidation State	Area
MR7233	13.7	16.8	3.0	0.57	Oxide	Trenton Canyon
	41.1	45.7	4.6	1.40	Oxide	
	140.2	143.3	3.0	0.43	Sulfide	
	221.0	230.1	9.1	16.74	Sulfide	
including	221.0	227.1	6.1	24.98	Sulfide	
	233.2	242.3	9.1	0.95	Sulfide	
	245.4	249.9	4.6	0.68	Sulfide	
	292.6	315.5	22.9	0.53	Sulfide	
including	301.8	304.8	3.0	1.26	Sulfide	
	425.2	429.8	4.6	0.56	Sulfide	
MRA7405	157.0	163.1	6.1	5.66	Sulfide	Trenton Canyon
	169.2	172.2	3.0	0.94	Sulfide	
	182.9	198.1	15.2	11.49	Sulfide	
including	182.9	192.0	9.1	18.69	Sulfide	
	208.8	211.8	3.0	0.38	Sulfide	
	214.9	217.9	3.0	0.50	Sulfide	
	227.1	230.1	3.0	0.39	Sulfide	
	249.9	253.0	3.0	0.88	Sulfide	
	268.2	272.8	4.6	1.02	Sulfide	
	281.9	291.1	9.1	0.43	Sulfide	
	294.1	326.1	32.0	1.33	Sulfide	
including	306.3	318.5	12.2	2.53	Sulfide	
	329.2	332.2	3.0	0.43	Sulfide	
	335.3	346.0	10.7	0.44	Sulfide	
	349.0	381.0	32.0	0.86	Sulfide	
including	365.8	368.8	3.0	1.48	Sulfide	
including	376.4	381.0	4.6	1.86	Sulfide	
	385.6	388.6	3.0	0.93	Sulfide	
	391.7	397.8	6.1	1.99	Sulfide	

Drill intercepts reported above a gold grade of 0.3 g/t and with a minimum length 3.0 meters with a maximum contiguous internal dilution of 2.5 meters. All lengths reported above are downhole length and true thickness are not known at this stage.

[1] *Mineral Resources disclosed by Newmont (Newmont Press release dated February 21, 2019) have been grossed up to illustrate 100% SSR Mining ownership of Buffalo Valley and are subject to rounding. Metal price used for Mineral Resources estimate is $1,400 per ounce of gold. Mineral Resources that are not Mineral Reserves and do not have demonstrated economic viability.*

Sampling and Analytical Procedures

Drill samples from the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. ("AAL") in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma finish after a two-acid digestion. Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control ("QA/QC") program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data and confirming results at umpire labs.

Marigold mine also utilizes Paragon Geochemical Laboratories, a privately held corporation located in Sparks, Nevada. Analytical procedures utilized are ISO/IEC 17025:2017 accredited and ISO 9001:2015 certified. Samples were prepared under strictly controlled processes, and 30-gram aliquots fire assayed with lead collection. The analytical determinations were with aqua regia digestion and Inductively Coupled Plasma analysis (Au-OES30). Results greater than 8 g/t gold were fire assayed with gravimetric finish (Au-GR30). Quality control utilizes layers of embedded controls that are monitored during operations and used for final certification.

External review of data and processes relating to Marigold exploration data have been completed by an independent consultant F. C. Edmunds, P. Geo., in November 2021. There were no adverse material results detected and the QA/QC indicates the information collected is acceptable, and the database can be used for further studies.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Mr. Carver is SSR Mining's Exploration Manager at the Marigold mine.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer
Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (416) 306-5789
To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.
SOURCE: SSR Mining Inc.

Cautionary Note Regarding Forward-Looking Information

Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company's other public filings. Forward-looking information relates to statements concerning the Company's outlook and anticipated events or results and, in some cases, can be identified by terminology such as "may", "will", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.

Forward-looking information in this press release is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company's reports filed with the Canadian securities regulatory authorities.

Forward-looking information in this press release include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company's intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company's dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all in sustaining costs ("AISC") per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company's ability to discover new areas of mineralization; the timing and extent of capital investment at the Company's operations; the timing and extent of capitalized stripping at the Company's operations; the timing of production and production levels and the results of the Company's exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company's mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company's plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information is based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company's filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company's operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company's mines or facilities; lack of legal challenges with respect to the Company's properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

The above list is not exhaustive of the factors that may affect any of the Company's forward-looking information. You should not place undue reliance on forward-looking information. Forward-looking information is only a prediction based on the Company's current expectations and the Company's projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company's filings on the Company's website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

All references to "$" in this press release are to U.S. dollars unless otherwise stated.

This press release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this press release may not be comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Table 3. Assay results received during the Exploration Period for Marigold and Trenton Canyon

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MR7042	99.1	102.1	3.0	0.93	Oxide	Cross Fire
	143.3	146.3	3.0	0.50	Oxide	
	160.0	166.1	6.1	0.34	Oxide	
MRA7179	0.0	3.0	3.0	0.50	Oxide	Trenton Canyon
	19.8	22.9	3.0	1.50	Oxide	
	61.0	64.0	3.0	1.11	Oxide	
	178.3	182.9	4.6	1.34	Sulfide	
	204.2	207.3	3.0	0.57	Sulfide	
	243.8	246.9	3.0	0.47	Sulfide	
	265.2	269.8	4.6	1.59	Sulfide	
	306.3	309.4	3.0	0.39	Sulfide	
MR7182	288.0	294.1	6.1	0.80	Oxide	East Basalt
MRA7186	13.7	27.4	13.7	0.56	Oxide	Trenton Canyon
MRA7187	45.7	48.8	3.0	0.72	Oxide	Trenton Canyon
MRA7188	22.9	27.4	4.6	0.76	Mixed	Trenton Canyon
	108.2	111.3	3.0	0.38	Oxide	
MRA7189	9.1	15.2	6.1	0.40	Oxide	Trenton Canyon
	47.2	62.5	15.2	0.39	Oxide	
	102.1	106.7	4.6	0.56	Oxide	
	184.4	187.5	3.0	0.30	Oxide	
MRA7190	172.2	176.8	4.6	0.47	Sulfide	Trenton Canyon
MRA7191	NSI					Trenton Canyon
MRA7192	170.7	175.3	4.6	0.32	Oxide	Trenton Canyon
	202.7	205.7	3.0	0.70	Sulfide	
MRA7193	29.0	36.6	7.6	0.84	Oxide	Trenton Canyon
MR7197	44.2	54.9	10.7	1.80	Oxide	Valmy
including	45.7	51.8	6.1	2.70	Oxide	
DDH7202	178.3	188.4	10.1	8.03	Sulfide	Exploration holes for deeper mineralization
including	178.3	187.1	8.8	9.12	Sulfide	
	300.5	304.7	4.2	3.34	Sulfide	
MRA7203	204.2	213.4	9.1	0.79	Oxide	Cross Fire
	216.4	222.5	6.1	0.52	Oxide	
MRA7204	9.1	12.2	3.0	1.52	Oxide	Cross Fire
	152.4	163.1	10.7	2.74	Oxide	
including	153.9	161.5	7.6	3.63	Oxide	
MRA7205	NSI					Cross Fire
MR7206	NSI					Cross Fire
MR7207	109.7	114.3	4.6	0.41	Oxide	Cross Fire
MR7208	77.7	82.3	4.6	0.33	Oxide	Cross Fire

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MRA7209	76.2	79.2	3.0	0.51	Oxide	Trenton Canyon
MRA7210	NSI					Trenton Canyon
MR7211	NSI					Cross Fire
MR7212	NSI					Cross Fire
MR7213	NSI					Cross Fire
MRA7214	NSI					Trenton Canyon
MR7215	21.3	25.9	4.6	1.18	Oxide	Cross Fire
including	21.3	24.4	3.0	1.48	Oxide	
	67.1	71.6	4.6	0.40	Oxide	
MR7216	NSI					Cross Fire
MR7217	NSI					Cross Fire
MRA7218	NSI					Trenton Canyon
MRA7219	0.0	7.6	7.6	0.42	Oxide	Trenton Canyon
MRA7220	210.3	224.0	13.7	0.39	Sulfide	Trenton Canyon
MRA7221	NSI					Trenton Canyon
MRA7222	50.3	59.4	9.1	0.86	Oxide	Trenton Canyon
including	50.3	54.9	4.6	1.21	Oxide	
	64.0	68.6	4.6	2.27	Mixed	
including	65.5	68.6	3.0	3.02	Sulfide	
MRA7223	16.8	33.5	16.8	0.83	Oxide	Trenton Canyon
MRA7224	170.7	176.8	6.1	0.65	Mixed	Cross Fire
	187.5	190.5	3.0	0.38	Oxide	
	246.9	251.5	4.6	0.84	Oxide	
MRA7225	83.8	93.0	9.1	0.96	Mixed	Cross Fire
	233.2	236.2	3.0	0.92	Sulfide	
MRA7226	NSI					Cross Fire
MRA7227	16.8	24.4	7.6	0.58	Oxide	Cross Fire
	29.0	35.1	6.1	0.44	Oxide	
	173.7	176.8	3.0	0.40	Mixed	
MRA7228	19.8	22.9	3.0	0.83	Oxide	Trenton Canyon
	88.4	91.4	3.0	1.09	Oxide	
MRA7229	12.2	22.9	10.7	0.48	Oxide	Trenton Canyon
MRA7230	NSI					Trenton Canyon
MRA7232	164.6	176.8	12.2	0.65	Oxide	Mackay
	312.4	317.0	4.6	0.46	Sulfide	
	329.2	333.8	4.6	0.33	Sulfide	
	403.9	406.9	3.0	0.42	Sulfide	
MR7233	13.7	16.8	3.0	0.57	Oxide	Trenton Canyon
	41.1	45.7	4.6	1.40	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
	140.2	143.3	3.0	0.43	Sulfide	Trenton Canyon
	221.0	230.1	9.1	16.74	Sulfide	
including	221.0	227.1	6.1	24.98	Sulfide	
	233.2	242.3	9.1	0.95	Sulfide	
	245.4	249.9	4.6	0.68	Sulfide	
	292.6	315.5	22.9	0.53	Sulfide	
including	301.8	304.8	3.0	1.26	Sulfide	
	425.2	429.8	4.6	0.56	Sulfide	
DDH7234	4.0	7.5	3.6	1.94	Oxide	Exploration holes for deeper mineralization
MRA7235	38.1	42.7	4.6	0.35	Oxide	Trenton Canyon
	129.5	132.6	3.0	1.86	Oxide	
	213.4	216.4	3.0	1.63	Sulfide	
	227.1	231.7	4.6	2.35	Sulfide	
	256.0	259.1	3.0	0.72	Sulfide	
	307.9	313.9	6.1	0.94	Sulfide	
including	309.4	312.4	3.0	1.41	Sulfide	
	399.3	406.9	7.6	0.85	Sulfide	
MRA7236	NSI					East Basalt
MRA7237	96.0	99.1	3.0	0.63	Oxide	East Basalt
	307.9	312.4	4.6	1.44	Oxide	
including	307.9	310.9	3.0	2.00	Oxide	
	321.6	324.6	3.0	3.02	Oxide	
MRA7238	231.7	237.7	6.1	0.45	Oxide	East Basalt
MR7239	313.9	318.5	4.6	0.33	Oxide	East Basalt
MRA7240	NSI					East Basalt
MRA7241	121.9	129.5	7.6	1.21	Mixed	Trenton Canyon
	190.5	193.6	3.0	1.21	Sulfide	
	204.2	210.3	6.1	5.31	Sulfide	
including	205.7	210.3	4.6	6.80	Sulfide	
	239.3	242.3	3.0	0.97	Sulfide	
	277.4	281.9	4.6	0.32	Sulfide	
	312.4	320.0	7.6	0.30	Sulfide	
	361.2	379.5	18.3	0.49	Sulfide	
MRA7242	297.2	301.8	4.6	0.48	Oxide	Mackay
	367.3	370.3	3.0	0.36	Oxide	
MRA7243	155.4	163.1	7.6	1.12	Sulfide	Trenton Canyon
including	157.0	161.5	4.6	1.30	Sulfide	
	204.2	210.3	6.1	1.12	Sulfide	

14

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
including	204.2	208.8	4.6	1.32	Sulfide	Trenton Canyon
	221.0	224.0	3.0	1.38	Sulfide	
MR7244	NSI					East Basalt
MR7245	246.9	253.0	6.1	3.02	Oxide	
including	246.9	251.5	4.6	3.81	Oxide	East Basalt
	256.0	262.1	6.1	1.70	Oxide	
	289.6	294.1	4.6	1.45	Oxide	
MRA7246	123.4	128.0	4.6	0.98	Oxide	East Basalt
	237.7	240.8	3.0	0.39	Oxide	
	254.5	259.1	4.6	0.93	Oxide	
	271.3	274.3	3.0	0.52	Oxide	
DDH7247	59.7	64.3	4.6	0.62	Oxide	Exploration holes for deeper mineralization
	118.9	125.3	6.5	4.56	Oxide	
	208.8	212.1	3.4	3.67	Sulfide	
	346.3	349.6	3.4	16.04	Sulfide	
MRA7248	NSI					Mackay
MRA7249	65.5	76.2	10.7	7.88	Oxide	East Basalt
	79.2	82.3	3.0	0.69	Oxide	
MRA7250	56.4	62.5	6.1	0.39	Oxide	East Basalt
	70.1	76.2	6.1	2.02	Oxide	
including	70.1	73.2	3.0	3.13	Oxide	
	207.3	211.8	4.6	0.57	Oxide	
	243.8	248.4	4.6	1.02	Oxide	
including	243.8	246.9	3.0	1.04	Oxide	
MRA7251	73.2	79.2	6.1	0.56	Sulfide	Trenton Canyon
	233.2	253.0	19.8	1.79	Sulfide	
including	233.2	237.7	4.6	1.93	Sulfide	
including	242.3	251.5	9.1	2.51	Sulfide	
	256.0	277.4	21.3	0.51	Sulfide	
	304.8	312.4	7.6	0.50	Sulfide	
MRA7252	65.5	68.6	3.0	0.55	Sulfide	Trenton Canyon
	71.6	77.7	6.1	1.34	Sulfide	
including	71.6	76.2	4.6	1.62	Mixed	
	86.9	89.9	3.0	0.54	Sulfide	
	231.7	234.7	3.0	0.57	Sulfide	
	414.5	422.2	7.6	0.57	Sulfide	
MRA7253	73.2	80.8	7.6	2.78	Oxide	
including	73.2	77.7	4.6	4.46	Oxide	Mackay
	248.4	272.8	24.4	1.05	Sulfide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
including	253.0	265.2	12.2	1.32	Sulfide	Mackay
	281.9	292.6	10.7	0.63	Sulfide	
	297.2	307.9	10.7	0.94	Sulfide	
including	301.8	306.3	4.6	1.42	Sulfide	
	317.0	320.0	3.0	0.53	Sulfide	
	339.9	342.9	3.0	0.46	Sulfide	
	358.1	364.2	6.1	0.31	Sulfide	
DDH7254	138.0	149.8	11.9	5.32	Oxide	Exploration holes for deeper mineralization
including	139.3	147.6	8.3	7.42	Oxide	
	305.7	308.8	3.0	0.93	Sulfide	
	432.9	436.5	3.5	0.70	Sulfide	
	439.7	448.7	9.0	0.81	Sulfide	
	461.5	465.7	4.3	0.37	Sulfide	
MRA7256	179.8	182.9	3.0	0.75	Oxide	East Basalt
MRA7257	102.1	112.8	10.7	0.71	Oxide	East Basalt
	115.8	118.9	3.0	0.65	Oxide	
	260.6	268.2	7.6	0.74	Oxide	
MR7258	3.0	6.1	3.0	0.71	Oxide	East Basalt
	227.1	231.7	4.6	0.71	Oxide	
MR7259	22.9	25.9	3.0	0.37	Oxide	East Basalt
MRA7260	115.8	125.0	9.1	3.01	Sulfide	Trenton Canyon
including	115.8	123.4	7.6	3.47	Sulfide	
	137.2	152.4	15.2	0.96	Sulfide	
including	137.2	143.3	6.1	1.55	Mixed	
MRA7261	NSI					Trenton Canyon
MR7262	NSI					Mackay
MR7263	0.0	7.6	7.6	0.80	Oxide	Mackay
MRA7264	94.5	106.7	12.2	6.53	Oxide	Trenton Canyon
including	94.5	100.6	6.1	12.49	Oxide	
MRA7265	NSI					Trenton Canyon
MRA7266	24.4	27.4	3.0	0.44	Oxide	Trenton Canyon
	32.0	44.2	12.2	1.22	Oxide	
	56.4	128.0	71.6	2.97	Oxide	
including	56.4	111.3	54.9	3.45	Oxide	
including	115.8	125.0	9.1	1.95	Oxide	
MRA7267	19.8	24.4	4.6	0.92	Oxide	Trenton Canyon
	47.2	65.5	18.3	1.95	Oxide	
including	47.2	59.4	12.2	2.68	Oxide	
	108.2	111.3	3.0	0.66	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
	121.9	125.0	3.0	1.41	Oxide	Trenton Canyon
	129.5	138.7	9.1	0.67	Oxide	
	149.4	152.4	3.0	0.99	Sulfide	
MRA7268	68.6	71.6	3.0	0.38	Oxide	Trenton Canyon
	86.9	109.7	22.9	1.21	Oxide	
including	88.4	94.5	6.1	2.31	Oxide	
including	100.6	103.6	3.0	2.11	Oxide	
	114.3	126.5	12.2	0.67	Oxide	
	143.3	149.4	6.1	1.14	Sulfide	
MRA7269	NSI					Section 6
MRA7270	NSI					Trenton Canyon
MRA7271	208.8	217.9	9.1	0.36	Mixed	Trenton Canyon
MRA7272	61.0	83.8	22.9	0.73	Oxide	Trenton Canyon
including	61.0	65.5	4.6	1.56	Oxide	
	94.5	102.1	7.6	1.51	Oxide	
including	94.5	97.5	3.0	3.04	Oxide	
	105.2	114.3	9.1	0.68	Oxide	
	135.6	146.3	10.7	1.88	Sulfide	
including	138.7	144.8	6.1	2.96	Sulfide	
	166.1	169.2	3.0	0.56	Sulfide	
MRA7273	310.9	324.6	13.7	0.78	Oxide	East Basalt
MRA7274	0.0	3.0	3.0	0.34	Mixed	Trenton Canyon
MRA7275	134.1	141.7	7.6	0.48	Oxide	Section 6
	262.1	265.2	3.0	0.35	Mixed	
MRA7276	NSI					Section 6
MRA7277	131.1	140.2	9.1	1.26	Oxide	Section 6
including	131.1	135.6	4.6	1.89	Oxide	
	155.4	178.3	22.9	0.73	Oxide	
including	160.0	166.1	6.1	1.19	Oxide	
	181.4	190.5	9.1	0.56	Mixed	
	196.6	202.7	6.1	0.98	Oxide	
MR7278	NSI					Trenton Canyon
MRA7279	NSI					Trenton Canyon
DDH7280	179.2	183.1	3.9	0.37	Sulfide	Exploration holes for deeper mineralization
	307.7	311.5	3.8	1.08	Sulfide	
MRA7281	138.7	150.9	12.2	0.84	Oxide	Section 6
	160.0	207.3	47.2	0.58	Oxide	
MRA7282	65.5	79.2	13.7	1.28	Oxide	East Basalt
including	67.1	74.7	7.6	1.89	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
	82.3	86.9	4.6	0.60	Oxide	East Basalt
MRA7283	15.2	18.3	3.0	0.62	Oxide	Trenton Canyon
MR7284	161.5	164.6	3.0	0.47	Oxide	Section 6
	205.7	208.8	3.0	0.57	Oxide	
	216.4	227.1	10.7	0.86	Mixed	
	236.2	239.3	3.0	0.54	Sulfide	
MRA7285	115.8	121.9	6.1	3.44	Oxide	Section 6
including	115.8	118.9	3.0	6.22	Oxide	
	204.2	211.8	7.6	2.64	Oxide	
including	205.7	210.3	4.6	4.03	Oxide	
	237.7	266.7	29.0	0.96	Oxide	
including	242.3	245.4	3.0	1.65	Oxide	
including	248.4	257.6	9.1	1.45	Oxide	
	271.3	278.9	7.6	0.51	Oxide	
MRA7286	208.8	217.9	9.1	2.11	Oxide	Section 6
including	208.8	214.9	6.1	2.79	Oxide	
	234.7	243.8	9.1	0.84	Oxide	
including	236.2	240.8	4.6	1.14	Oxide	
	248.4	271.3	22.9	1.51	Oxide	
including	256.0	269.8	13.7	2.17	Oxide	
	306.3	313.9	7.6	4.38	Oxide	
	342.9	346.0	3.0	0.49	Oxide	
MRA7287	170.7	173.7	3.0	0.43	Oxide	Section 6
	199.6	214.9	15.2	0.79	Oxide	
including	202.7	208.8	6.1	1.22	Oxide	
	324.6	327.7	3.0	0.40	Oxide	
	341.4	344.4	3.0	0.42	Oxide	
	355.1	362.7	7.6	0.33	Oxide	
MRA7288	NSI					Section 6
MRA7289	169.2	172.2	3.0	0.33	Oxide	Section 6
	176.8	185.9	9.1	0.83	Oxide	
including	178.3	181.4	3.0	1.45	Oxide	
	219.5	245.4	25.9	1.03	Oxide	
including	219.5	228.6	9.1	1.59	Oxide	
	253.0	263.7	10.7	0.62	Oxide	
	266.7	269.8	3.0	0.49	Oxide	
	356.6	362.7	6.1	0.92	Oxide	
including	356.6	361.2	4.6	1.00	Oxide	
MRA7290	205.7	210.3	4.6	0.50	Oxide	Section 6

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
DDH7291	609.9	625.2	15.2	2.68	Sulfide	Exploration holes for deeper mineralization
including	609.9	621.9	12.0	3.26	Sulfide	
	682.3	690.7	8.4	0.57	Sulfide	
MRA7292	NSI					Section 6
MRA7293	170.7	178.3	7.6	1.40	Oxide	Section 6
including	170.7	175.3	4.6	2.04	Oxide	
	182.9	187.5	4.6	0.71	Oxide	
MR7294	61.0	67.1	6.1	1.19	Sulfide	Trenton Canyon
including	62.5	65.5	3.0	1.87	Sulfide	
MRA7295	44.2	50.3	6.1	0.77	Oxide	Trenton Canyon
	77.7	82.3	4.6	0.57	Sulfide	
MRA7296	NSI					Trenton Canyon
MRA7297	NSI					Trenton Canyon
MRA7298	286.5	292.6	6.1	1.77	Sulfide	Trenton Canyon
MRA7299	NSI					Trenton Canyon
MR7300	166.1	175.3	9.1	1.15	Oxide	Section 6
including	167.6	172.2	4.6	1.84	Oxide	
	327.7	330.7	3.0	0.56	Oxide	
MR7301	NSI					Trenton Canyon
MRA7302	190.5	199.6	9.1	0.50	Oxide	Section 6
MR7303	169.2	172.2	3.0	1.78	Sulfide	Trenton Canyon
	189.0	198.1	9.1	0.91	Sulfide	
including	190.5	193.6	3.0	1.87	Sulfide	
MRA7304	96.0	105.2	9.1	0.64	Mixed	Trenton Canyon
	111.3	114.3	3.0	0.47	Mixed	
MRA7305	NSI					East Basalt
MR7306	176.8	184.4	7.6	0.90	Oxide	Valmy
	187.5	224.0	36.6	0.91	Oxide	
including	187.5	198.1	10.7	1.60	Oxide	
	361.2	364.2	3.0	0.62	Mixed	
MR7307	182.9	190.5	7.6	0.56	Oxide	Valmy
	205.7	208.8	3.0	0.50	Oxide	
	227.1	233.2	6.1	0.73	Oxide	
	237.7	242.3	4.6	0.69	Oxide	
MR7308	228.6	234.7	6.1	3.87	Oxide	Valmy
including	228.6	233.2	4.6	5.00	Oxide	
	254.5	262.1	7.6	0.88	Oxide	
including	259.1	262.1	3.0	1.39	Oxide	
	274.3	277.4	3.0	0.92	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
DDH7309	751.1	760.8	9.7	0.70	Sulfide	Exploration holes for deeper mineralization
	890.8	894.9	4.1	0.37	Sulfide	
MR7310	179.8	182.9	3.0	0.50	Oxide	East Basalt
	240.8	243.8	3.0	0.36	Oxide	
MRA7311	NSI					East Basalt
MRA7312	91.4	99.1	7.6	8.42	Oxide	East Basalt
including	91.4	97.5	6.1	10.36	Oxide	
MRA7313	111.3	114.3	3.0	0.68	Oxide	East Basalt
MRA7314	86.9	93.0	6.1	2.63	Oxide	East Basalt
including	86.9	91.4	4.6	3.34	Oxide	
MR7315	312.4	315.5	3.0	0.35	Sulfide	East Basalt
MRA7316	193.6	204.2	10.7	7.49	Oxide	Trenton Canyon
including	193.6	199.6	6.1	12.79	Oxide	
	214.9	228.6	13.7	3.25	Sulfide	
including	214.9	219.5	4.6	8.24	Sulfide	
MRA7317	NSI					Trenton Canyon
MRA7318	53.3	56.4	3.0	1.08	Oxide	Trenton Canyon
MRA7319	288.0	292.6	4.6	0.81	Sulfide	Trenton Canyon
	342.9	353.6	10.7	2.10	Sulfide	
including	344.4	353.6	9.1	2.40	Sulfide	
MRA7320	NSI					Trenton Canyon
MRA7321	15.2	21.3	6.1	2.97	Oxide	Trenton Canyon
	68.6	73.2	4.6	0.82	Sulfide	
MRA7322	10.7	13.7	3.0	1.59	Oxide	Trenton Canyon
	56.4	59.4	3.0	0.35	Sulfide	
MRA7323	105.2	109.7	4.6	0.92	Sulfide	East Basalt
	190.5	195.1	4.6	1.41	Oxide	
including	192.0	195.1	3.0	1.67	Oxide	
MRA7324	227.1	243.8	16.8	10.47	Oxide	East Basalt
including	227.1	236.2	9.1	18.72	Oxide	
MRA7325	NSI					East Basalt
MRA7326	33.5	57.9	24.4	1.56	Sulfide	Trenton Canyon
including	39.6	44.2	4.6	5.33	Oxide	
MRA7328	140.2	144.8	4.6	0.46	Sulfide	Trenton Canyon
MRA7329	67.1	70.1	3.0	2.32	Mixed	Trenton Canyon
	77.7	96.0	18.3	1.71	Sulfide	
including	83.8	94.5	10.7	2.32	Mixed	
	99.1	106.7	7.6	0.59	Sulfide	
MRA7330	256.0	259.1	3.0	1.70	Sulfide	East Basalt

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MRA7331	NSI					East Basalt
MRA7332	137.2	141.7	4.6	8.19	Sulfide	Trenton Canyon
MRA7333	NSI					East Basalt
MRA7334	NSI					East Basalt
MRA7335	1.5	4.6	3.0	0.49	Oxide	East Basalt
MRA7336	NSI					East Basalt
MRA7337	NSI					Trenton Canyon
MR7338	50.3	62.5	12.2	0.68	Oxide	North Pits
including	57.9	61.0	3.0	1.34	Oxide	
MR7339	74.7	80.8	6.1	0.46	Oxide	North Pits
	118.9	121.9	3.0	0.35	Oxide	
MR7340	NSI					North Pits
MRA7341	384.1	388.6	4.6	0.60	Sulfide	East Basalt
MRA7342	62.5	67.1	4.6	1.08	Oxide	North Pits
MR7343	47.2	56.4	9.1	1.92	Oxide	North Pits
including	48.8	54.9	6.1	2.51	Oxide	
	74.7	88.4	13.7	1.21	Oxide	
including	74.7	80.8	6.1	2.10	Oxide	
MR7344	41.1	44.2	3.0	0.59	Oxide	North Pits
	51.8	56.4	4.6	0.46	Oxide	
MR7345	53.3	61.0	7.6	1.80	Oxide	North Pits
MR7346	NSI					North Pits
DDH7347	79.2	108.1	28.9	1.70	Oxide	North Pits
including	79.2	106.9	27.6	1.77	Oxide	
DDH7348	69.5	87.8	18.3	1.90	Oxide	North Pits
including	72.5	86.3	13.7	2.31	Oxide	
	90.8	94.8	4.0	0.64	Oxide	
MR7349	71.6	80.8	9.1	0.61	Oxide	North Pits
MR7350	62.5	89.9	27.4	0.61	Oxide	North Pits
including	73.2	77.7	4.6	1.20	Oxide	
MRA7351	NSI					East Basalt
MRA7352	71.6	77.7	6.1	2.02	Oxide	East Basalt
including	71.6	74.7	3.0	3.52	Oxide	
	161.5	164.6	3.0	3.04	Mixed	
	172.2	175.3	3.0	2.43	Sulfide	
MRA7353	321.6	327.7	6.1	0.72	Oxide	East Basalt
MRA7354	NSI					East Basalt
MRA7355	105.2	108.2	3.0	0.92	Oxide	East Basalt
	332.2	335.3	3.0	1.42	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MRA7356	138.7	144.8	6.1	0.38	Oxide	Section 6
	149.4	167.6	18.3	0.58	Oxide	
	222.5	228.6	6.1	0.96	Oxide	
	352.0	355.1	3.0	0.97	Sulfide	
MRA7357	1.5	4.6	3.0	0.46	Oxide	Section 6
	132.6	137.2	4.6	0.45	Oxide	
	146.3	155.4	9.1	0.38	Oxide	
	237.7	243.8	6.1	0.55	Oxide	
	285.0	288.0	3.0	0.46	Oxide	
MRA7358	9.1	12.2	3.0	0.78	Oxide	Section 6
	149.4	155.4	6.1	0.37	Oxide	
	160.0	163.1	3.0	0.47	Oxide	
	166.1	173.7	7.6	0.42	Oxide	
	205.7	208.8	3.0	0.66	Oxide	
	358.1	365.8	7.6	0.38	Sulfide	
	382.5	387.1	4.6	0.45	Sulfide	
	397.8	405.4	7.6	0.47	Sulfide	
MRA7359	NSI					Section 6
MRA7360	196.6	201.2	4.6	0.83	Oxide	Section 6
	230.1	243.8	13.7	0.80	Oxide	
	277.4	280.4	3.0	1.12	Oxide	
	330.7	338.3	7.6	1.16	Sulfide	
including	330.7	336.8	6.1	1.22	Sulfide	
MRA7361	134.1	140.2	6.1	0.51	Oxide	Section 6
	288.0	294.1	6.1	0.72	Sulfide	
	312.4	324.6	12.2	0.40	Sulfide	
MRA7362	89.9	93.0	3.0	0.87	Oxide	East Basalt
MRA7363	283.5	286.5	3.0	0.52	Oxide	East Basalt
MR7364	NSI					East Basalt
MRA7365	310.9	324.6	13.7	0.88	Oxide	East Basalt
MRA7366	NSI					East Basalt
MRA7367	182.9	189.0	6.1	0.84	Oxide	East Basalt
MRA7368	426.7	435.9	9.1	0.61	Sulfide	East Basalt
	438.9	446.5	7.6	0.45	Sulfide	
MRA7369	NSI					East Basalt
DDH7372	39.9	48.2	8.2	0.56	Oxide	North Pits
including	43.9	47.1	3.2	1.06	Oxide	
	57.5	61.6	4.0	0.39	Sulfide	
	71.3	76.3	5.0	0.35	Mixed	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
DDH7373	25.9	31.5	5.5	1.59	Oxide	North Pits
DDH7374	NSI					North Pits
MR7376	NSI					East Basalt
MRA7377	NSI					East Basalt
MRA7378	NSI					East Basalt
MRA7379	4.6	9.1	4.6	0.34	Oxide	East Basalt
	150.9	153.9	3.0	0.50	Oxide	
	295.7	300.2	4.6	0.38	Sulfide	
MRA7380	82.3	86.9	4.6	0.67	Sulfide	East Basalt
	143.3	150.9	7.6	0.47	Oxide	
MR7381	NSI					East Basalt
MRA7382	74.7	94.5	19.8	3.65	Oxide	East Basalt
including	74.7	88.4	13.7	4.73	Oxide	
	97.5	106.7	9.1	0.46	Sulfide	
MRA7383	NSI					East Basalt
MRA7384	114.3	117.3	3.0	1.14	Sulfide	East Basalt
	291.1	295.7	4.6	0.54	Oxide	
MRA7385	227.1	233.2	6.1	0.61	Oxide	East Basalt
MR7386	88.4	91.4	3.0	0.54	Oxide	East Basalt
MRA7387	44.2	48.8	4.6	0.45	Oxide	East Basalt
MRA7388	NSI					East Basalt
MRA7389	112.8	118.9	6.1	1.84	Oxide	East Basalt
MR7390	NSI					East Basalt
MRA7391	166.1	169.2	3.0	0.68	Mixed	East Basalt
MR7392	327.7	330.7	3.0	1.88	Oxide	East Basalt
MRA7393	222.5	225.6	3.0	0.40	Oxide	East Basalt
MR7394	336.8	339.9	3.0	0.50	Oxide	East Basalt
MR7395	NSI					East Basalt
MRA7396	NSI					East Basalt
MRA7397	306.3	323.1	16.8	1.03	Oxide	East Basalt
including	307.9	310.9	3.0	1.23	Oxide	
including	315.5	321.6	6.1	1.31	Oxide	
MRA7398	313.9	321.6	7.6	0.58	Oxide	East Basalt
MR7399	NSI					East Basalt
MRA7400	105.2	115.8	10.7	2.30	Sulfide	East Basalt
including	105.2	112.8	7.6	3.01	Sulfide	
	434.3	438.9	4.6	0.69	Sulfide	
MR7401	71.6	82.3	10.7	0.59	Oxide	Section 6
including	74.7	77.7	3.0	1.09	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
	170.7	175.3	4.6	0.43	Oxide	Section 6
	181.4	189.0	7.6	0.57	Oxide	
	211.8	214.9	3.0	0.51	Oxide	
	242.3	246.9	4.6	0.62	Oxide	
	291.1	313.9	22.9	0.63	Oxide	
	324.6	330.7	6.1	0.39	Oxide	
MRA7402	353.6	358.1	4.6	0.36	Sulfide	East Basalt
	365.8	370.3	4.6	0.41	Sulfide	
MR7403	19.8	29.0	9.1	0.71	Oxide	Section 6
	102.1	105.2	3.0	0.59	Oxide	
	114.3	131.1	16.8	0.50	Oxide	
	140.2	146.3	6.1	0.39	Oxide	
	149.4	157.0	7.6	0.63	Oxide	
	163.1	166.1	3.0	0.50	Oxide	
	300.2	306.3	6.1	1.22	Oxide	
including	300.2	303.3	3.0	2.10	Oxide	
MRA7404	96.0	99.1	3.0	1.04	Oxide	East Basalt
MRA7405	157.0	163.1	6.1	5.66	Sulfide	Trenton Canyon
	169.2	172.2	3.0	0.94	Sulfide	
	182.9	198.1	15.2	11.49	Sulfide	
including	182.9	192.0	9.1	18.69	Sulfide	
	208.8	211.8	3.0	0.38	Sulfide	
	214.9	217.9	3.0	0.50	Sulfide	
	227.1	230.1	3.0	0.39	Sulfide	
	249.9	253.0	3.0	0.88	Sulfide	
	268.2	272.8	4.6	1.02	Sulfide	
	281.9	291.1	9.1	0.43	Sulfide	
	294.1	326.1	32.0	1.33	Sulfide	
including	306.3	318.5	12.2	2.53	Sulfide	
	329.2	332.2	3.0	0.43	Sulfide	
	335.3	346.0	10.7	0.44	Sulfide	
	349.0	381.0	32.0	0.86	Sulfide	
including	365.8	368.8	3.0	1.48	Sulfide	
including	376.4	381.0	4.6	1.86	Sulfide	
	385.6	388.6	3.0	0.93	Sulfide	
	391.7	397.8	6.1	1.99	Sulfide	
MRA7406	243.8	251.5	7.6	0.78	Oxide	North Pits
	283.5	292.6	9.1	0.83	Oxide	
including	283.5	286.5	3.0	1.51	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MRA7407	146.3	149.4	3.0	0.42	Oxide	North Pits
	224.0	227.1	3.0	0.41	Oxide	
	260.6	268.2	7.6	2.61	Oxide	
including	260.6	263.7	3.0	5.49	Oxide	
DDH7408	132.3	140.8	8.6	0.73	Oxide	Section 6
	168.2	197.2	29.0	1.49	Oxide	
including	168.2	178.8	10.7	2.78	Oxide	
including	182.7	186.5	3.8	1.05	Oxide	
	226.2	235.3	9.1	0.85	Oxide	
including	226.2	229.2	3.0	1.74	Oxide	
	238.4	242.9	4.6	0.48	Oxide	
MRA7409	97.5	105.2	7.6	0.97	Oxide	North Pits
	161.5	166.1	4.6	2.79	Oxide	
	169.2	172.2	3.0	0.77	Oxide	
	196.6	199.6	3.0	0.73	Oxide	
MRA7410	NSI					North Pits
MRA7411	7.6	10.7	3.0	0.40	Oxide	North Pits
	53.3	65.5	12.2	0.91	Oxide	
including	56.4	64.0	7.6	1.23	Oxide	
	94.5	99.1	4.6	0.65	Oxide	
	108.2	112.8	4.6	0.48	Oxide	
MRA7412	126.5	132.6	6.1	0.67	Oxide	North Pits
MRA7413	32.0	39.6	7.6	0.69	Oxide	North Pits
	74.7	82.3	7.6	0.68	Oxide	
	93.0	97.5	4.6	0.40	Oxide	
	105.2	108.2	3.0	0.34	Oxide	
MRA7414	4.6	10.7	6.1	0.50	Oxide	North Pits
	147.8	152.4	4.6	0.43	Oxide	
MRA7415	38.1	44.2	6.1	1.21	Oxide	North Pits
including	39.6	44.2	4.6	1.28	Oxide	
	62.5	65.5	3.0	0.82	Oxide	
	68.6	76.2	7.6	0.59	Oxide	
MRA7416	89.9	99.1	9.1	0.42	Oxide	North Pits
MRA7417	97.5	102.1	4.6	0.57	Oxide	North Pits
MRA7418	89.9	93.0	3.0	0.57	Oxide	North Pits
	115.8	123.4	7.6	0.71	Oxide	
	131.1	134.1	3.0	0.85	Oxide	
MRA7419	6.1	10.7	4.6	0.32	Oxide	North Pits
MRA7420	172.2	190.5	18.3	0.60	Oxide	Section 6

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MRA7421	147.8	153.9	6.1	0.41	Oxide	Section 6
	172.2	176.8	4.6	0.62	Oxide	
	231.7	234.7	3.0	0.34	Oxide	
MRA7422	100.6	108.2	7.6	4.65	Sulfide	Trenton Canyon
including	102.1	106.7	4.6	7.37	Sulfide	
	138.7	141.7	3.0	0.60	Mixed	
	160.0	163.1	3.0	0.58	Oxide	
MRA7424	4.6	7.6	3.0	0.49	Mixed	East Basalt
MRA7425	NSI					East Basalt
MRA7426	155.4	161.5	6.1	0.36	Oxide	Section 6
	164.6	175.3	10.7	0.60	Oxide	
	190.5	193.6	3.0	0.47	Oxide	
	199.6	217.9	18.3	0.74	Oxide	
	221.0	230.1	9.1	0.80	Oxide	
	249.9	256.0	6.1	0.38	Oxide	
MRA7427	102.1	117.3	15.2	0.54	Oxide	Section 6
	182.9	189.0	6.1	0.67	Oxide	
	207.3	211.8	4.6	0.32	Oxide	
	246.9	256.0	9.1	1.11	Oxide	
including	248.4	254.5	6.1	1.48	Oxide	
	291.1	294.1	3.0	0.38	Oxide	
	312.4	315.5	3.0	0.58	Oxide	
	318.5	327.7	9.1	0.42	Sulfide	
MRA7428	120.4	128.0	7.6	0.55	Oxide	Section 6
	184.4	192.0	7.6	0.32	Oxide	
	242.3	245.4	3.0	0.58	Oxide	
	269.8	292.6	22.9	0.45	Oxide	
	349.0	355.1	6.1	1.79	Sulfide	
	402.3	410.0	7.6	0.59	Sulfide	
MRA7429	126.5	141.7	15.2	0.48	Oxide	Section 6
	147.8	152.4	4.6	0.34	Oxide	
	166.1	169.2	3.0	0.33	Oxide	
	179.8	195.1	15.2	0.34	Oxide	
	234.7	237.7	3.0	0.47	Oxide	
MRA7430	93.0	96.0	3.0	1.43	Oxide	East Basalt
	167.6	170.7	3.0	0.38	Oxide	
MRA7431	56.4	64.0	7.6	1.74	Oxide	East Basalt
including	56.4	59.4	3.0	3.42	Oxide	
	118.9	121.9	3.0	0.39	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MRA7432	102.1	112.8	10.7	0.70	Oxide	Section 6
	125.0	135.6	10.7	0.57	Oxide	
	149.4	152.4	3.0	0.32	Oxide	
	193.6	204.2	10.7	1.30	Oxide	
including	195.1	199.6	4.6	2.21	Oxide	
	213.4	225.6	12.2	1.23	Oxide	
including	213.4	221.0	7.6	1.60	Oxide	
	268.2	275.8	7.6	0.75	Oxide	
including	272.8	275.8	3.0	1.17	Oxide	
	347.5	350.5	3.0	0.47	Sulfide	
MRA7433	118.9	131.1	12.2	1.18	Oxide	Section 6
including	121.9	128.0	6.1	1.74	Oxide	
	227.1	230.1	3.0	0.70	Oxide	
MRA7434	77.7	80.8	3.0	2.87	Oxide	East Basalt
including	77.7	80.8	3.0	2.87	Oxide	
MRA7435	184.4	196.6	12.2	1.81	Oxide	Section 6
including	187.5	193.6	6.1	3.12	Oxide	
MR7436	318.5	324.6	6.1	2.93	Sulfide	Trenton Canyon
including	318.5	321.6	3.0	5.25	Sulfide	
	374.9	379.5	4.6	0.36	Sulfide	
MRA7437	51.8	56.4	4.6	2.43	Oxide	Trenton Canyon
including	53.3	56.4	3.0	3.49	Oxide	
	141.7	147.8	6.1	0.94	Sulfide	
	269.8	275.8	6.1	1.68	Sulfide	
MRA7438	25.9	29.0	3.0	3.44	Oxide	Trenton Canyon
	82.3	85.3	3.0	0.45	Oxide	
	123.4	131.1	7.6	1.25	Sulfide	
including	123.4	126.5	3.0	2.58	Sulfide	
	185.9	189.0	3.0	0.65	Sulfide	
	283.5	286.5	3.0	1.30	Sulfide	
MRA7439	111.3	118.9	7.6	0.48	Mixed	Trenton Canyon
MRA7440	105.2	112.8	7.6	2.30	Sulfide	Trenton Canyon
including	105.2	108.2	3.0	4.98	Sulfide	
	184.4	187.5	3.0	0.48	Sulfide	
	192.0	195.1	3.0	0.62	Sulfide	
	201.2	205.7	4.6	0.31	Sulfide	
	367.3	370.3	3.0	1.82	Sulfide	
MRA7441	137.2	147.8	10.7	2.62	Oxide	Section 6
including	141.7	146.3	4.6	5.30	Oxide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
	199.6	217.9	18.3	1.23	Oxide	Section 6
including	205.7	211.8	6.1	2.00	Oxide	
MRA7442	NSI					Section 6
MRA7443	50.3	53.3	3.0	1.15	Oxide	Trenton Canyon
	132.6	137.2	4.6	1.73	Oxide	
including	132.6	135.6	3.0	2.41	Oxide	
MRA7444	NSI					Trenton Canyon
MRA7445	NSI					Trenton Canyon
MRA7446	NSI					Trenton Canyon
MRA7447	NSI					Trenton Canyon
MRA7448	135.6	141.7	6.1	0.43	Oxide	Section 6
	144.8	150.9	6.1	0.34	Oxide	
	155.4	160.0	4.6	0.49	Oxide	
	169.2	187.5	18.3	1.07	Oxide	
including	173.7	181.4	7.6	1.59	Oxide	
MRA7449	189.0	199.6	10.7	0.75	Oxide	Valmy
including	193.6	196.6	3.0	1.33	Oxide	
	202.7	211.8	9.1	1.84	Oxide	
including	204.2	207.3	3.0	4.39	Oxide	
	239.3	242.3	3.0	0.74	Oxide	
MRA7450	269.8	277.4	7.6	1.82	Sulfide	Trenton Canyon
including	269.8	274.3	4.6	2.78	Sulfide	
MRA7451	108.2	111.3	3.0	0.41	Oxide	Cross Fire
MRA7454	196.6	199.6	3.0	0.44	Oxide	Cross Fire
MRA7455	NSI					Cross Fire
MRA7457	62.5	74.7	12.2	0.58	Oxide	Cross Fire
including	62.5	65.5	3.0	1.12	Oxide	
MRA7458	41.1	47.2	6.1	0.57	Sulfide	Trenton Canyon
	291.1	294.1	3.0	2.07	Sulfide	
	320.0	333.8	13.7	0.41	Sulfide	
MRA7459	4.6	7.6	3.0	0.41	Oxide	Cross Fire
	24.4	41.1	16.8	0.47	Oxide	
MR7460	NSI					Cross Fire
MRA7461	91.4	100.6	9.1	0.96	Mixed	Trenton Canyon
including	91.4	96.0	4.6	1.43	Oxide	
	169.2	173.7	4.6	0.44	Sulfide	
	309.4	317.0	7.6	1.50	Sulfide	
MRA7462	153.9	158.5	4.6	1.77	Sulfide	Trenton Canyon
including	153.9	157.0	3.0	2.44	Sulfide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
MRA7463	4.6	7.6	3.0	0.59	Sulfide	Trenton Canyon
MRA7464	NSI					Trenton Canyon
MRA7465	4.6	9.1	4.6	1.97	Mixed	Trenton Canyon
including	4.6	7.6	3.0	2.77	Oxide	
MRA7466	137.2	176.8	39.6	0.62	Oxide	Section 6
including	163.1	167.6	4.6	1.30	Oxide	
MRA7467	47.2	50.3	3.0	2.27	Sulfide	Trenton Canyon
MR7468	150.9	160.0	9.1	0.52	Oxide	Section 6
MRA7470	32.0	35.1	3.0	1.17	Mixed	Trenton Canyon
	38.1	45.7	7.6	0.68	Sulfide	
	70.1	74.7	4.6	1.81	Mixed	
including	70.1	73.2	3.0	2.47	Mixed	
MRA7471	36.6	45.7	9.1	0.82	Sulfide	Trenton Canyon
including	42.7	45.7	3.0	1.00	Sulfide	
	71.6	74.7	3.0	0.39	Sulfide	
MRA7475	64.0	67.1	3.0	0.99	Sulfide	Trenton Canyon
MRA7476	173.7	178.3	4.6	0.32	Oxide	Section 6
	181.4	189.0	7.6	0.45	Oxide	
	242.3	245.4	3.0	0.42	Oxide	
	285.0	297.2	12.2	1.46	Oxide	
including	286.5	294.1	7.6	1.96	Oxide	
MRA7477	144.8	161.5	16.8	1.18	Oxide	Section 6
including	150.9	158.5	7.6	1.59	Oxide	
	239.3	254.5	15.2	0.58	Oxide	
	315.5	338.3	22.9	1.24	Oxide	
including	318.5	321.6	3.0	3.19	Oxide	
including	324.6	332.2	7.6	1.59	Oxide	
MRA7479	9.1	19.8	10.7	3.15	Oxide	Trenton Canyon
	27.4	32.0	4.6	0.78	Sulfide	
	44.2	48.8	4.6	0.79	Mixed	
	93.0	96.0	3.0	0.67	Sulfide	
MRA7481	NSI					Section 6
MRA7482	275.8	278.9	3.0	4.17	Oxide	Section 6
	288.0	292.6	4.6	3.19	Oxide	
including	288.0	291.1	3.0	4.47	Oxide	
MRA7485	286.5	307.9	21.3	1.89	Sulfide	Trenton Canyon
including	286.5	297.2	10.7	2.97	Sulfide	
including	303.3	306.3	3.0	1.91	Mixed	
	310.9	320.0	9.1	0.79	Sulfide	

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Oxidation State	Area
	342.9	346.0	3.0	0.94	Sulfide	
	358.1	362.7	4.6	0.74	Sulfide	
MRA7486	207.3	216.4	9.1	0.82	Mixed	Trenton Canyon
including	207.3	210.3	3.0	1.55	Sulfide	
MRA7487	176.8	189.0	12.2	1.82	Sulfide	Trenton Canyon
including	176.8	181.4	4.6	3.84	Sulfide	
MRA7488	NSI					Trenton Canyon
MR7492	105.2	109.7	4.6	0.35	Sulfide	Section 6
	192.0	213.4	21.3	0.75	Oxide	
including	202.7	205.7	3.0	1.03	Oxide	
	224.0	231.7	7.6	0.58	Oxide	
MRA7498	265.2	269.8	4.6	0.43	Mixed	Section 6
MRA7499	100.6	106.7	6.1	0.61	Oxide	Section 6
	118.9	135.6	16.8	0.71	Oxide	
including	121.9	125.0	3.0	1.30	Oxide	
	163.1	172.2	9.1	0.36	Oxide	
MR7500	48.8	65.5	16.8	0.72	Oxide	Mackay
	102.1	112.8	10.7	0.42	Oxide	
	143.3	157.0	13.7	0.80	Oxide	
including	149.4	153.9	4.6	1.28	Oxide	
	524.3	527.3	3.0	0.31	Sulfide	
MR7501	NSI					Mackay
MRA7503	187.5	195.1	7.6	0.38	Oxide	Section 6
	263.7	266.7	3.0	0.57	Oxide	
	269.8	275.8	6.1	1.12	Oxide	
including	271.3	274.3	3.0	1.52	Mixed	
	285.0	289.6	4.6	2.39	Oxide	
	292.6	298.7	6.1	0.71	Oxide	
	327.7	330.7	3.0	0.57	Oxide	
MRA7504	216.4	221.0	4.6	0.47	Oxide	Section 6
	324.6	327.7	3.0	1.28	Oxide	
	344.4	352.0	7.6	0.36	Oxide	

Drill intercepts reported above a gold grade of 0.3 g/t and a minimum length of 3.0 meters and a maximum contiguous dilution of 2.5 meters. All lengths reported above are downhole length and true thickness are not known at this stage.
NSI – No significant intercept

Supporting Drilling Information to SSR Mining Announcement

This document provides supporting drill collar locations and composite assay results for the Marigold drilling program referenced in the announcement "SSR Mining announces positive exploration results at Marigold", dated December 8, 2021.

Drill collar locations are surveyed in UTM Zone 11, NAD27 grid using differential GPS in units of meters. The Hole ID prefix DDH is used for HQ (63.5 mm core diameter) and NQ (47.6 mm core diameter) core drilling, the MR and MRA prefixes designate reverse circulation drill holes.

Table 4. Drill Collar Coordinates

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MR7042	487651	4505055	1793	133	-89	306.3	Cross Fire
MRA7179	484802	4499317	2262	88	-82	336.8	Trenton Canyon
MR7182	486043	4503645	1866	193	-89	367.3	East Basalt
MRA7186	483908	4499894	2191	92	-45	275.8	Trenton Canyon
MRA7187	483891	4500051	2178	89	-44	275.8	Trenton Canyon
MRA7188	483877	4500141	2182	88	-75	306.3	Trenton Canyon
MRA7189	483877	4500141	2181	84	-45	306.3	Trenton Canyon
MRA7190	483936	4499490	2262	85	-75	275.8	Trenton Canyon
MRA7191	483936	4499490	2262	89	-44	275.8	Trenton Canyon
MRA7192	483922	4499529	2242	94	-75	275.8	Trenton Canyon
MRA7193	483922	4499529	2242	87	-44	275.8	Trenton Canyon
MR7197	486802	4504438	1919	87	-89	336.8	Valmy
DDH7202	484525	4499602	2262	272	-70	721.5	Exploration holes for deeper mineralization
MRA7203	487540	4504923	1850	270	-76	336.8	Cross Fire
MRA7204	487609	4504925	1823	269	-71	214.9	Cross Fire
MRA7205	487685	4504796	1877	273	-78	306.3	Cross Fire
MR7206	487538	4505658	1709	282	-89	245.4	Cross Fire
MR7207	487593	4505599	1717	98	-90	184.4	Cross Fire
MR7208	487611	4505535	1724	256	-90	214.9	Cross Fire
MRA7209	483978	4499303	2322	91	-76	275.8	Trenton Canyon
MRA7210	483978	4499303	2322	91	-44	275.8	Trenton Canyon
MR7211	487466	4505657	1710	163	-89	245.4	Cross Fire
MR7212	487577	4505623	1714	296	-89	184.4	Cross Fire
MR7213	487527	4505321	1756	163	-89	245.4	Cross Fire
MRA7214	484113	4498839	2407	238	-85	306.3	Trenton Canyon
MR7215	487623	4505201	1764	127	-89	275.8	Cross Fire
MR7216	487592	4505202	1767	17	-89	275.8	Cross Fire
MR7217	487588	4505321	1756	302	-90	214.9	Cross Fire
MRA7218	484098	4499142	2358	90	-75	275.8	Trenton Canyon

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MRA7219	484098	4499142	2358	11	-71	275.8	Trenton Canyon
MRA7220	484019	4499143	2327	90	-74	275.8	Trenton Canyon
MRA7221	484019	4499143	2327	90	-48	275.8	Trenton Canyon
MRA7222	484014	4499192	2335	87	-76	275.8	Trenton Canyon
MRA7223	484014	4499192	2335	84	-45	275.8	Trenton Canyon
MRA7224	487693	4504649	1937	269	-73	275.8	Cross Fire
MRA7225	487756	4504595	1947	270	-73	336.8	Cross Fire
MRA7226	488215	4504619	1965	270	-63	336.8	Cross Fire
MRA7227	487823	4504592	1954	269	-71	336.8	Cross Fire
MRA7228	484461	4498750	2439	267	-77	306.3	Trenton Canyon
MRA7229	484460	4498750	2439	268	-46	306.3	Trenton Canyon
MRA7230	484532	4498312	2453	273	-76	257.6	Trenton Canyon
MR7233	484836	4499287	2262	27	-89	458.7	Trenton Canyon
MRA7232	485029	4506670	1627	90	-60	426.7	Mackay
DDH7234	484872	4499274	2261	75	-89	483.7	Exploration holes for deeper mineralization
MRA7235	484836	4499287	2262	273	-80	458.7	Trenton Canyon
MRA7236	485902	4503858	1867	270	-67	367.3	East Basalt
MRA7237	485907	4503677	1865	89	-72	336.8	East Basalt
MRA7238	485991	4503676	1863	88	-72	336.8	East Basalt
MR7239	485923	4503220	1880	163	-90	397.8	East Basalt
MRA7240	485926	4503280	1884	271	-47	382.5	East Basalt
MRA7241	484941	4499226	2262	273	-75	446.5	Trenton Canyon
MRA7242	484779	4508008	1590	132	-51	518.2	Mackay
MRA7243	484942	4499226	2262	272	-84	458.7	Trenton Canyon
MR7244	485942	4503401	1869	98	-71	382.5	East Basalt
MR7245	485934	4503372	1874	2	-89	367.3	East Basalt
MRA7246	485959	4503435	1865	86	-76	367.3	East Basalt
DDH7247	484835	4499287	2262	273	-65	416.7	Exploration holes for deeper mineralization
MRA7248	484779	4508011	1590	88	-56	486.2	Mackay
MRA7249	486007	4503548	1841	90	-72	367.3	East Basalt
MRA7250	485964	4503587	1843	90	-71	382.5	East Basalt
MRA7251	484895	4499401	2196	177	-52	312.4	Trenton Canyon
MRA7252	484895	4499401	2196	181	-66	428.2	Trenton Canyon
MRA7253	485220	4508923	1539	282	-85	365.8	Mackay
DDH7254	484926	4499033	2273	265	-79	1032.4	Exploration holes for deeper mineralization
MRA7256	486025	4503621	1861	89	-74	382.5	East Basalt
MRA7257	485980	4503612	1852	92	-77	382.5	East Basalt

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MR7258	486046	4503466	1865	115	-89	367.3	East Basalt
MR7259	485886	4503100	1875	14	-90	452.6	East Basalt
MRA7260	484897	4499402	2195	20	-44	190.5	Trenton Canyon
MRA7261	484897	4499401	2195	18	-61	248.4	Trenton Canyon
MR7262	485359	4508219	1433	118	-90	213.4	Mackay
MR7263	485126	4508010	1387	1	-89	167.6	Mackay
MRA7264	484988	4499413	2195	18	-51	166.1	Trenton Canyon
MRA7265	484988	4499413	2195	18	-61	184.4	Trenton Canyon
MRA7266	483611	4500494	2001	90	-60	169.2	Trenton Canyon
MRA7267	483649	4500547	1996	100	-80	153.9	Trenton Canyon
MRA7268	483623	4500556	1986	92	-69	169.2	Trenton Canyon
MRA7269	485074	4502888	1816	92	-69	367.3	Section 6
MRA7270	485654	4498190	2139	273	-75	306.3	Trenton Canyon
MRA7271	485662	4498187	2139	88	-44	306.3	Trenton Canyon
MRA7272	483630	4500609	1972	91	-52	169.2	Trenton Canyon
MRA7273	485897	4503768	1853	89	-68	367.3	East Basalt
MRA7274	485704	4498047	2149	273	-73	306.3	Trenton Canyon
MRA7275	485004	4502853	1823	96	-69	367.3	Section 6
MRA7276	485081	4502854	1822	92	-70	367.3	Section 6
MRA7277	485007	4502791	1828	105	-70	367.3	Section 6
MR7278	485709	4497908	2125	168	-90	306.3	Trenton Canyon
MRA7279	485712	4497908	2125	93	-44	306.3	Trenton Canyon
DDH7280	485280	4499522	2038	248	-78	759.3	Exploration holes for deeper mineralization
MRA7281	485009	4502764	1830	92	-71	367.3	Section 6
MRA7282	486043	4503555	1843	103	-70	367.3	East Basalt
MRA7283	485738	4497644	2153	270	-43	306.3	Trenton Canyon
MR7284	484886	4502547	1792	353	-89	367.3	Section 6
MRA7285	484900	4502522	1791	86	-57	367.3	Section 6
MRA7286	484853	4502525	1777	88	-56	367.3	Section 6
MRA7287	485042	4502274	1802	93	-55	367.3	Section 6
MRA7288	484954	4502275	1796	94	-57	283.5	Section 6
MRA7289	485020	4502638	1828	87	-71	367.3	Section 6
MRA7290	484883	4502702	1797	89	-69	367.3	Section 6
DDH7291	484462	4502302	1840	267	-80	1054.9	Exploration holes for deeper mineralization
MRA7292	484926	4502152	1778	81	-54	458.7	Section 6
MRA7293	485018	4502151	1800	91	-53	458.7	Section 6
MR7294	485822	4500044	2148	227	-89	251.5	Trenton Canyon
MRA7295	485821	4500045	2148	315	-67	306.3	Trenton Canyon

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MRA7296	485889	4500052	2133	313	-66	306.3	Trenton Canyon
MRA7297	485887	4500050	2133	240	-66	306.3	Trenton Canyon
MRA7298	485742	4500909	1955	268	-76	306.3	Trenton Canyon
MRA7299	485741	4500909	1955	270	-48	306.3	Trenton Canyon
MR7300	485065	4502548	1820	261	-89	382.5	Section 6
MR7301	485459	4501140	1972	72	-90	239.3	Trenton Canyon
MRA7302	484761	4502885	1758	85	-69	371.9	Section 6
MR7303	485875	4499793	2160	111	-89	367.3	Trenton Canyon
MRA7304	485874	4499793	2160	270	-57	306.3	Trenton Canyon
MRA7305	485891	4503619	1857	271	-55	382.5	East Basalt
MR7306	487130	4504375	1914	76	-89	367.3	Valmy
MR7307	487175	4504381	1905	110	-89	367.3	Valmy
MR7308	487166	4504347	1920	190	-89	417.6	Valmy
DDH7309	486780	4504646	1883	268	-84	1466.1	Exploration holes for deeper mineralization
MR7310	486051	4503492	1859	34	-89	397.8	East Basalt
MRA7311	486082	4503550	1849	90	-71	339.9	East Basalt
MRA7312	486114	4503554	1860	89	-70	336.8	East Basalt
MRA7313	486059	4503614	1860	92	-70	367.3	East Basalt
MRA7314	486107	4503615	1859	90	-71	367.3	East Basalt
MR7315	486114	4503492	1854	274	-88	367.3	East Basalt
MRA7316	484502	4499558	2259	128	-86	306.3	Trenton Canyon
MRA7317	484662	4499547	2262	18	-45	184.4	Trenton Canyon
MRA7318	484658	4499537	2262	16	-59	184.4	Trenton Canyon
MRA7319	485012	4499147	2262	11	-71	355.1	Trenton Canyon
MRA7320	484426	4499410	2248	189	-47	184.4	Trenton Canyon
MRA7321	485077	4499431	2157	19	-79	184.4	Trenton Canyon
MRA7322	485077	4499433	2157	18	-46	184.4	Trenton Canyon
MRA7323	486046	4503463	1865	93	-76	367.3	East Basalt
MRA7324	486056	4503313	1900	89	-71	367.3	East Basalt
MRA7325	485965	4503312	1890	89	-71	367.3	East Basalt
MRA7326	484843	4499454	2203	31	-61	184.4	Trenton Canyon
MRA7328	484941	4499402	2194	19	-60	184.4	Trenton Canyon
MRA7329	484841	4499452	2203	32	-42	184.4	Trenton Canyon
MRA7330	486287	4503036	1933	104	-71	367.3	East Basalt
MRA7331	486202	4503067	1923	90	-70	367.3	East Basalt
MRA7332	485079	4499427	2158	202	-58	285.0	Trenton Canyon
MRA7333	486128	4503126	1912	97	-70	367.3	East Basalt
MRA7334	486046	4503159	1902	101	-73	367.3	East Basalt
MRA7335	485985	4503189	1894	89	-71	367.3	East Basalt

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MRA7336	486113	4503189	1910	98	-71	367.3	East Basalt
MRA7337	484299	4499635	2167	29	-45	184.4	Trenton Canyon
MR7338	486973	4513033	1427	0	-90	123.4	North Pits
MR7339	487065	4513003	1426	0	-90	137.2	North Pits
MR7340	487034	4513003	1426	0	-90	137.2	North Pits
MRA7341	486072	4503249	1909	102	-70	397.8	East Basalt
MRA7342	486471	4512820	1435	270	-85	108.2	North Pits
MR7343	486561	4512422	1443	0	-90	93.0	North Pits
MR7344	486456	4512363	1444	0	-90	93.0	North Pits
MR7345	486442	4512303	1446	0	-90	68.6	North Pits
MR7346	486195	4511143	1472	0	-90	138.7	North Pits
DDH7347	486212	4511022	1475	84	-90	139.3	North Pits
DDH7348	486203	4510930	1477	345	-89	144.8	North Pits
MR7349	486243	4510809	1479	0	-90	121.9	North Pits
MR7350	486246	4510778	1480	0	-90	121.9	North Pits
MRA7351	486067	4503310	1901	91	-70	382.5	East Basalt
MRA7352	486033	4503370	1889	93	-71	458.7	East Basalt
MRA7353	485992	4503433	1871	91	-71	367.3	East Basalt
MRA7354	486003	4503308	1896	103	-76	458.7	East Basalt
MRA7355	486006	4503344	1892	90	-77	458.7	East Basalt
MRA7356	484691	4503676	1735	90	-66	402.3	Section 6
MRA7357	484704	4503584	1744	91	-61	385.6	Section 6
MRA7358	484710	4503615	1741	82	-61	458.7	Section 6
MRA7359	485082	4502803	1828	93	-70	378.0	Section 6
MRA7360	484700	4503890	1743	90	-66	458.7	Section 6
MRA7361	484770	4503798	1744	88	-66	449.6	Section 6
MRA7362	486034	4503370	1889	91	-85	397.8	East Basalt
MRA7363	485924	4503220	1882	79	-83	397.8	East Basalt
MR7364	485880	4503830	1857	325	-88	367.3	East Basalt
MRA7365	485905	4503707	1862	90	-71	397.8	East Basalt
MRA7366	485908	4503646	1864	271	-76	428.2	East Basalt
MRA7367	485889	4503618	1857	268	-45	428.2	East Basalt
MRA7368	485896	4503765	1853	268	-71	458.7	East Basalt
MRA7369	486078	4503679	1872	89	-71	458.7	East Basalt
DDH7372	485143	4508127	1373	91	-64	83.8	North Pits
DDH7373	485122	4508157	1373	90	-62	68.6	North Pits
DDH7374	485184	4508277	1373	95	-79	38.4	North Pits
MR7376	486104	4503639	1869	247	-89	428.2	East Basalt
MRA7377	486153	4503613	1860	93	-74	367.3	East Basalt
MRA7378	486199	4503613	1869	90	-75	336.8	East Basalt

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MRA7379	486073	4503580	1851	89	-75	367.3	East Basalt
MRA7380	486031	4503582	1849	88	-74	385.6	East Basalt
MR7381	486181	4503493	1880	50	-89	382.5	East Basalt
MRA7382	486148	4503555	1874	91	-76	382.5	East Basalt
MRA7383	486188	4503552	1884	93	-76	440.4	East Basalt
MRA7384	486048	4503463	1866	98	-65	458.7	East Basalt
MRA7385	485827	4503949	1844	97	-51	275.8	East Basalt
MR7386	485903	4503679	1866	60	-89	458.7	East Basalt
MRA7387	485902	4503680	1866	270	-76	458.7	East Basalt
MRA7388	485901	4503679	1866	270	-54	434.3	East Basalt
MRA7389	485978	4503403	1877	95	-71	367.3	East Basalt
MR7390	485977	4503375	1882	318	-89	458.7	East Basalt
MRA7391	486014	4503400	1881	89	-64	458.7	East Basalt
MR7392	485942	4503643	1862	324	-90	458.7	East Basalt
MRA7393	486032	4503679	1866	89	-71	446.5	East Basalt
MR7394	486014	4503647	1866	222	-90	428.2	East Basalt
MR7395	485898	4503766	1853	160	-90	458.7	East Basalt
MRA7396	485897	4503766	1853	271	-50	434.3	East Basalt
MRA7397	485950	4503679	1865	90	-71	455.7	East Basalt
MRA7398	485940	4503770	1861	93	-75	458.7	East Basalt
MR7399	485963	4503313	1891	20	-90	458.7	East Basalt
MRA7400	486085	4503463	1863	86	-61	458.7	East Basalt
MR7401	484703	4503584	1744	95	-90	440.4	Section 6
MRA7402	486114	4503312	1892	87	-71	458.7	East Basalt
MR7403	484746	4503525	1748	337	-89	349.0	Section 6
MRA7404	486115	4503583	1856	89	-76	428.2	East Basalt
MRA7405	484643	4499562	2261	265	-60	397.8	Trenton Canyon
MRA7406	485088	4507182	1601	89	-56	352.0	North Pits
MRA7407	485117	4507242	1601	89	-64	352.0	North Pits
DDH7408	484709	4503222	1729	96	-74	1161.0	Section 6
MRA7409	485347	4506758	1601	89	-67	199.6	North Pits
MRA7410	485533	4507181	1592	93	-58	123.4	North Pits
MRA7411	485390	4507660	1494	94	-70	123.4	North Pits
MRA7412	485354	4507640	1498	91	-71	184.4	North Pits
MRA7413	485265	4507553	1547	95	-71	224.0	North Pits
MRA7414	485311	4507525	1552	94	-65	160.0	North Pits
MRA7415	485407	4507456	1563	91	-69	153.9	North Pits
MRA7416	485503	4507303	1581	89	-71	138.7	North Pits
MRA7417	485524	4507242	1587	89	-74	157.0	North Pits
MRA7418	485525	4507211	1589	95	-70	175.3	North Pits

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MRA7419	485351	4507662	1498	93	-69	153.9	North Pits
MRA7420	484732	4503339	1731	94	-50	403.9	Section 6
MRA7421	484782	4503275	1744	92	-56	344.4	Section 6
MRA7422	484643	4499562	2261	268	-72	413.0	Trenton Canyon
MRA7424	485994	4503523	1848	90	-76	458.7	East Basalt
MRA7425	486032	4503524	1849	88	-76	214.9	East Basalt
MRA7426	484792	4503035	1760	92	-61	342.9	Section 6
MRA7427	484777	4503097	1755	95	-46	355.1	Section 6
MRA7428	484800	4503158	1757	90	-61	410.0	Section 6
MRA7429	484766	4503218	1744	89	-63	385.6	Section 6
MRA7430	486115	4503524	1857	94	-77	367.3	East Basalt
MRA7431	486074	4503521	1847	94	-77	367.3	East Basalt
MRA7432	484916	4502969	1784	90	-52	403.9	Section 6
MRA7433	484991	4502966	1803	87	-52	443.5	Section 6
MRA7434	486155	4503522	1871	92	-76	367.3	East Basalt
MRA7435	485087	4502961	1796	89	-52	367.3	Section 6
MR7436	484496	4499528	2257	92	-90	397.8	Trenton Canyon
MRA7437	484496	4499528	2257	271	-76	397.8	Trenton Canyon
MRA7438	484471	4499498	2256	300	-89	397.8	Trenton Canyon
MRA7439	484525	4499591	2261	275	-86	397.8	Trenton Canyon
MRA7440	484637	4499592	2261	266	-68	397.8	Trenton Canyon
MRA7441	484939	4502886	1803	92	-72	367.3	Section 6
MRA7442	485008	4502883	1819	92	-67	397.8	Section 6
MRA7443	484564	4499626	2262	274	-66	245.4	Trenton Canyon
MRA7444	483967	4498358	2446	75	-75	306.3	Trenton Canyon
MRA7445	483967	4498358	2446	64	-43	306.3	Trenton Canyon
MRA7446	483934	4498429	2447	67	-76	294.1	Trenton Canyon
MRA7447	483935	4498430	2447	64	-44	306.3	Trenton Canyon
MRA7448	484707	4503371	1727	90	-50	341.4	Section 6
MRA7449	487368	4504357	1895	268	-81	352.0	Valmy
MRA7450	485085	4499301	2175	235	-72	458.7	Trenton Canyon
MRA7451	487947	4504654	1969	272	-70	355.1	Cross Fire
MRA7454	487885	4504714	1922	269	-66	336.8	Cross Fire
MRA7455	487875	4504801	1891	270	-65	367.3	Cross Fire
MRA7457	487709	4505414	1770	269	-66	312.4	Cross Fire
MRA7458	484888	4499590	2140	273	-64	367.3	Trenton Canyon
MRA7459	487589	4505414	1744	272	-65	275.8	Cross Fire
MR7460	487576	4505657	1712	132	-89	275.8	Cross Fire
MRA7461	484625	4499615	2262	270	-81	458.7	Trenton Canyon
MRA7462	484763	4499363	2262	92	-60	214.9	Trenton Canyon

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	Length (m)	Area
MRA7463	484794	4499503	2211	272	-66	123.4	Trenton Canyon
MRA7464	484794	4499503	2210	274	-46	123.4	Trenton Canyon
MRA7465	484783	4499523	2209	271	-65	184.4	Trenton Canyon
MRA7466	485006	4502791	1828	90	-60	306.3	Section 6
MRA7467	484816	4499465	2210	231	-45	123.4	Trenton Canyon
MR7468	484758	4502888	1757	56	-89	349.0	Section 6
MRA7470	484889	4499437	2187	271	-66	184.4	Trenton Canyon
MRA7471	484889	4499437	2187	269	-45	184.4	Trenton Canyon
MRA7475	484794	4499589	2178	266	-64	123.4	Trenton Canyon
MRA7476	484934	4502794	1810	93	-71	342.9	Section 6
MRA7477	484882	4502885	1787	90	-71	367.3	Section 6
MRA7479	484948	4499531	2134	267	-65	184.4	Trenton Canyon
MRA7481	485074	4502763	1834	92	-72	367.3	Section 6
MRA7482	484879	4502794	1794	90	-71	390.1	Section 6
MRA7485	484675	4499103	2394	275	-65	367.3	Trenton Canyon
MRA7486	484645	4498982	2389	273	-54	275.8	Trenton Canyon
MRA7487	484617	4498948	2386	275	-55	260.6	Trenton Canyon
MRA7488	484617	4498948	2386	279	-69	260.6	Trenton Canyon
MR7492	484704	4503370	1727	35	-89	289.6	Section 6
MRA7498	484776	4503096	1755	93	-76	332.2	Section 6
MRA7499	484911	4503006	1780	93	-46	275.8	Section 6
MR7500	485167	4506690	1626	0	-90	560.8	Mackay
MR7501	484123	4507499	1646	0	-90	426.7	Mackay
MRA7503	484881	4502762	1796	88	-73	367.3	Section 6
MRA7504	484879	4502639	1797	92	-74	367.3	Section 6